UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2024

Commission File Number: 001-40398

HIVE Digital Technologies Ltd.
(Translation of registrant's name into English)

British Columbia, Canada
(Jurisdiction of incorporation or organization)

Suite 370, 1095 West Pender Street, Vancouver

British Columbia, V6E 2M6, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

[  ] Form 20-F      [X] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

Exhibits 99.1, 99.2, 99.4, 99.5, 99.6, 99.7, 99.8 and 99.9 to this Report on Form 6-K areincorporated by reference into the Registration Statement on Form F-10 of the Registrant, which was originally filed with the Securities and Exchange Commission on September 30, 2024 (File No. 333-282395).

EXHIBIT INDEX

99.1	Material Change Report dated October 3, 2024
99.2	Material Change Report dated October 4, 2024
99.3	News Release dated November 6, 2024
99.4	Management Information Circular
99.5	Notice of Availability of Proxy Materials
99.6	Financial Statements Request Form
99.7	Notice of Annual General and Special Meeting of Shareholders
99.8	Form of Proxy
99.9	News Release dated November 8, 2024

SIGNATURES

HIVE DIGITAL TECHNOLOGIES LTD.

By:	/s/ Darcy Daubaras
Name: Darcy Daubaras
Title: Chief Financial Officer

Date: November 8, 2024